Exhibit (a)(5)(v)

MULTIMEDIA GAMES, INC.	PRESS RELEASE
For more information contact:
Clifton Lind	Joseph N. Jaffoni
President and CEO	Richard Land
Randy Cieslewicz	Jaffoni & Collins Incorporated
Chief Financial Officer	212-835-8500 or mgam@jcir.com
Multimedia Games, Inc.
512-334-7500

MULTIMEDIA GAMES ANNOUNCES FINAL RESULTS OF TENDER OFFER

AUSTIN, Texas, July 16, 2007 - Multimedia Games, Inc. (Nasdaq: MGAM) (“Multimedia”), today announced the final results of its modified “Dutch Auction” tender offer to purchase up to $25 million in value of its common stock and the associated preferred share purchase rights, at a price per share not greater than $13.50 and not less than $12.25, which tender offer expired at 5:00 p.m., Eastern Time, on Tuesday, July 10, 2007.

Multimedia has accepted for purchase an aggregate of 1,992,032 shares of its common stock at a purchase price of $12.55 per share, for an aggregate share repurchase of approximately $25 million. Based on the final count from the depositary for the tender offer (and excluding any conditional tenders that were not accepted due to the specified condition not being satisfied), 2,310,092 shares of common stock were properly tendered and not withdrawn at prices at or below $12.55 per share. The final results represent a proration factor equal to approximately 86.1%. In accordance with the terms of the tender offer, proration for each holder that properly tendered (and did not withdraw) shares will be the product of the number of shares tendered by such holder multiplied by the proration factor, subject to the “odd lot” priority and conditional tenders. Shares not accepted for purchase due to proration will be returned promptly to holders without charge.

Multimedia expects payment for the shares accepted for purchase and the return of all shares tendered and not accepted for purchase to occur promptly. Multimedia will fund the repurchase of shares of common stock with borrowings from the Company’s $150 million bank credit facility. Based on the final results of the tender offer, the number of shares of common stock the Company is purchasing in the tender offer represents approximately 7% of its outstanding common stock as of July 10, 2007.

Bear, Stearns & Co. Inc. served as dealer manager for the tender offer. MacKenzie Partners, Inc. served as information agent and American Stock Transfer & Trust Company served as depositary for the tender offer. Shareholders and investors who have questions or need information regarding the tender offer may call MacKenzie Partners, Inc. at (212) 929-5500 or toll-free at (800) 322-2885.

About the Company

Multimedia Games is a leading developer and supplier of comprehensive systems, content, electronic games and player terminals for the Native American gaming market, as well as for the casino, charity and international bingo, video lottery, and sweepstakes markets. The Company’s ongoing development and marketing efforts focus on gaming systems and products for use by Native American tribes throughout the United States, the commercial casino market, video lottery systems and other products for domestic and international lotteries, and products for charity and international bingo and emerging markets, including sweepstakes, promotional, amusement with prize, and coupon gaming opportunities. Additional information may be found at www.multimediagames.com.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, regarding Multimedia’s repurchase of up to $25 million in value of shares of its common stock. These statements are subject to a variety of risks and uncertainties including Multimedia’s ability to consummate the repurchase. Additional cautionary statements regarding other risk factors that could have an effect on the future performance of Multimedia are contained in its filings with the SEC, including its reports on Forms 10-K and 10-Q. Multimedia undertakes no obligation to release publicly the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events

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